EXHIBIT 12.1
UTi WORLDWIDE INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year ended January 31,
	2010		2009		2008		2007		2006
Pre-tax income from continuing operations (net of minority interest in net income)	$69,928		$7,488		$139,280		$138,655		$94,329
Add fixed charges computed below	59,305		81,005		70,524		57,514		36,280
Minus capitalized interest	(1,379)		(1,558)		—		—		—

Consolidated earnings available for Fixed Charges	$127,854		$86,935		$209,804		$196,169		$130,609

Consolidated Fixed Charges
Interest expense per financial statements	$22,942		$30,560		$26,804		$23,376		$9,060
Portion of rentals (1/3) representing an interest factor	36,363		50,445		43,720		34,138		27,220

Consolidated Fixed Charges	$59,305		$81,005		$70,524		$57,514		$36,280

Consolidated Ratio of Earnings to Fixed Charges	2.2	x	1.1	x	3.0	x	3.4	x	3.6	x